Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

FOR IMMEDIATE RELEASE

BOSTON SCIENTIFIC IMPROVES OFFER TO ACQUIRE GUIDANT

Increases Value to $73 Per Share

All Modifications Requested by Guidant’s Board Have Been Addressed

If Transaction Does Not Close By March 31, 2006, Guidant Shareholders
Will Receive Interest

Natick, MA (January 12, 2006) – Boston Scientific Corporation (NYSE: BSX) today announced that it has improved its definitive offer to acquire Guidant Corporation (NYSE: GDT).  Boston Scientific has notified the Guidant Board of Directors that its amended offer will expire at 4:00 p.m. ET on January 13, 2006, unless the Guidant Board has declared Boston Scientific’s improved offer superior to the current Johnson & Johnson $67.92 transaction (based on the closing price of Johnson & Johnson’s common stock on Thursday, January 12).

Under the terms of the amended offer, Boston Scientific will provide Guidant shareholders with:

•                  Improved Value: Acquire all of the outstanding shares of Guidant for $73 per share, $36.50 in cash and $36.50 in Boston Scientific common stock, subject to a collar.  The amended offer is not subject to any financing condition.

•                  Certainty of Completion: Boston Scientific has now agreed that, if required, it will divest all overlapping assets.  This revision to its offer addresses any perceived antitrust concerns articulated to Boston Scientific by Guidant.

•                  Certainty of Value: If the closing of the transaction does not occur by March 31, 2006, the $73 per share price would be increased by $0.012 in cash for each day between April 1, 2006, and the date of closing (representing an annual interest rate of 6 percent).

“Our amended offer addresses all of the outstanding issues raised by Guidant’s Board,” said Pete Nicholas, Chairman of Boston Scientific.  “We have increased the value of our offer, satisfied any perceived antitrust concerns and provided shareholders increased certainty of value by agreeing to pay interest on the $73 share price if the transaction is not closed by the end of the first quarter.  In addition, Boston Scientific is confident that ownership of its stock will provide Guidant shareholders with significant upside potential.  We strongly encourage the Guidant Board to act in the best interests of Guidant shareholders by declaring our $73 per share offer superior to the revised $67.92 per share transaction with Johnson & Johnson.”

Under the terms of the amended Boston Scientific offer, each share of Guidant common stock will be exchanged for $36.50 in cash and $36.50 in Boston Scientific common stock, based on the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three days prior to Guidant’s shareholder meeting to approve the transaction.  If the average closing price of Boston Scientific common stock during such period is less than $23.62, Guidant shareholders will receive 1.5453 Boston Scientific shares for each share of Guidant common stock, and if the average closing price of Boston Scientific common stock during such period is greater than $28.86, Guidant shareholders will receive 1.2647 Boston Scientific shares for each share of Guidant common stock.

If the Guidant Board declares Boston Scientific’s amended offer superior by 4:00 p.m. ET on January 13, 2006, Boston Scientific’s offer will remain open until close of business on January 24, 2006.

Boston Scientific intends to file its offer letter and the revised Merger Agreement with the Securities and Exchange Commission on Friday, January 13, 2006.

Shearman & Sterling LLP is acting as legal counsel to Boston Scientific, and Merrill Lynch & Co., Bear, Stearns & Co. Inc., and Banc of America Securities LLC are acting as financial advisors.

Boston Scientific Corporation

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Contacts

Milan Kofol (508-650-8569) (cell: 617-834-8595)

Investor Relations, Boston Scientific Corporation

Paul Donovan (508-650-8541) (cell: 508-667-5165)

Media Relations, Boston Scientific Corporation

Steve Frankel / Steve Silva (212-355-4449)

Joele Frank, Wilkinson Brimmer Katcher

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